Exhibit 99.1

BECOMING A GLOBAL LEADER IN PRECISION MEDICINE OF NEURODEGENERATIVE DISEASES © 2018 AC Immune. Not to be used or reproduced without permission. www.acimmune.com NASDAQ: ACIU | AGM | July 6, 2018

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 1 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement. This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form.

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 2 Precision medicine in Alzheimer’s disease Andrea Pfeifer CEO

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 3 ▪ Alzheimer’s disease: updated facts ▪ ACIU: Precision Medicine as factor of differentiation ▪ Achievements 2017 ▪ Financial figures ▪ Pipeline & Catalysts 2017/18 ▪ People & Values ▪ Outlook Agenda

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 4 Alzheimer’s disease

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 5 “…he was dead long before…” William Utermohlen , Artistic decline through Alzheimer's disease 1996 1999 1997 2000 “He died in 2007 , but really he was dead long before that . ” Patricia Utermohlen GV Art Gallery London, January 2012 1967 1998

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 6 A growing problem… Source: WHO; Alzheimer‘s Disease International, ADI; Nearly 10 million new cases every year

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 7 Increasing global burden and long - term market opportunities …and a worldwide problem Re f: Rhoda, Boston University and Aging Well Institute, March 2017 29.9 15.8 9.4 15.8 7.0 4.0 18.6 13.4 10.5 67.2 38.5 22.9 131.5 74.7 46.8 2050 2030 2015 Africa Europe Asia Worldwide Americas Million

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 8 Alzheimer’s disease – a public health and costly problem Source: WHO; Alzheimer‘s Disease International, ADI;

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 9 AC Immune: Precision medicine as factor of differentiations

Vision

*To become a global leader in **precision medicine**[1] of neurodegenerative diseases leveraging dual proprietary technology platforms to develop breakthrough therapies*

Dual Proprietary Technology Platforms

SupraAntigen™

Vaccines and antibodies specific to disease causing conformations



Morphomer™

Conformation-sensitive small molecules

(1) The goal of precision medicine is to deliver optimally targeted and timed interventions tailored to the individual disease drivers.

NASDAQ: ACIU | AGM | July 6, 2018
© 2018 AC Immune. Not to be used or reproduced without permission.
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AC Immune

Business strategy: 3-pillar approach

Precision medicine creates ultimate differentiation


Vision
Alzheimer's disease (AD)
Non-AD
Neuro-orphans
Diagnostics
Technology platforms
Values

Alzheimer's disease

- Develop best-in-class late stage assets in partnership
- Develop preventive/therapeutic vaccines as fully owned assets
- Establish a pipeline of disease modifying small molecules

Non-AD, neuro-orphans

- Discover therapeutics in Parkinson's disease
- Leverage AD therapeutics in Down syndrome (DS), PSP[1] and other neuro-orphan diseases

Diagnostics

- Accelerate diagnostic pipeline to late stage development
- Use diagnostics for improved clinical trials and external partnerships

(1) Progressive supranuclear palsy

NASDAQ: ACIU | AGM | July 6, 2018
© 2018 AC Immune. Not to be used or reproduced without permission.
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Alzheimer's disease treatment

Early diagnosis translates into earlier treatment and better outcome


Health index
Genetic diagnosis
Imaging diagnosis
Clinical diagnosis
Vaccine
Antibody
Small molecules
Prevention
Disease-modifying treatment
Symptomatic treatment
Age
AD tomorrow
AD today

Primary Prevention	Presymptomatic 2ndry prevention	Prodromal AD MCI	Mild AD	Moderate – severe
Abeta Tau?	**Abeta Tau?**	**Abeta Tau**	**Abeta Tau**	**Tau?**

- The future treatment paradigm for neurodegenerative diseases may involve **different disease-modifying treatments used at various points in the progression of the disease**

- Possible **combination** therapies:
  - Passive immunization targeting Abeta (e.g. crenezumab) together with anti-Tau antibodies
  - Immunotherapies and small molecules targeting Abeta or Tau

NASDAQ: ACIU | AGM | July 6, 2018
© 2018 AC Immune. Not to be used or reproduced without permission.
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AC Immune

Investment highlights

AC Immune: a leader in neurodegenerative diseases

1. Pioneering precision medicine in neurodegenerative diseases, a significant unmet medical need and potentially largest market opportunity in healthcare

2. Highly productive proprietary technology platforms (SupraAntigen, Morphomer) as engines for sustained growth

3. Lead product, crenezumab, in Phase 3 development with compelling Phase 2 data and favorable safety profile

4. Broad and robust product pipeline with complementary diagnostics in clinical development and increasing focus on neuro-orphan and neuro-inflammation

5. Well-positioned financially with CHF 109.7 million in cash at Q1 2018, financed through at least Q2 2019. Increasing investment into key areas of neuro-orphan and neuro-inflammation.

6. Multiple validating high-profile strategic alliances with leading industry partners

AC Immune

NASDAQ: ACIU | AGM | July 6, 2018
© 2018 AC Immune. Not to be used or reproduced without permission.
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AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 14 AC Immune: Achievements 2017

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 15 Highlights and achievements 2017/18 Finance and Business Operations ▪ Strong cash position of 109.7 million (Q1 2018) provides resources to advance pipeline of nine therapeutic and three diagnostic candidates , through Q2 2019 1 ▪ Received CHF 14 million milestones from Genentech (a member of the Roche group) for first dosing in a Phase 2 clinical trial for Alzheimer’s disease with an anti - Tau antibody ▪ During 2017 we were pleased to strengthen our relationships with the investment community ▪ 9 non - deal roadshows ( NDRs): USA (4), Europe (4), Asia (1) ▪ Overall more than 150 individual investor presentations ▪ Hosted a Key Opinion Leader (KOL) event focused on Tau as a Therapeutic and Diagnostic Target in Alzheimer’s and other Neurodegenerative Diseases 1 Excluding any potential milestones

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 16 Highlights and achievements 2017/18 Finance and Business Operations ▪ Entered research collaboration agreement with Essex Bio - Technology for development of novel biological therapeutic for the treatment of neurodegenerative diseases and neuroinflammation ▪ Awarded a continuation grant from The Michael J. Fox Foundation for Parkinson’s Research ▪ Increased staff by 28% over 12 months with strong focus on R&D (neuroinflammation and neuro - orphan) ▪ Appointed Head of Corporate Communications and hired back Director of Global Program Management

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 17 Highlights and achievements 2017/18 Clinical stage programs ▪ Crenezumab 1 : ▪ Second pivotal Phase 3 trial of CREAD 2 initiated in 750 subjects with prodromal to mild Alzheimer’s disease in Q1 2017 ▪ CREAD 1 is fully enrolled in Q4 2017 ▪ ACI - 24 in AD : Encouraging interim data of Phase 1/2a; advancing to Phase 2 ▪ ACI - 35 2 : Promising interim data of Phase 1 study; joint decision with Janssen Pharma to move program forward and scientific advice from regulatory authorities for next phase of development ▪ Anti - Tau antibody 1 : Phase 2 started in November 2017 based on encouraging Phase 1 data ▪ Antibody : Discovered next - generation antibodies for two targets that are important in the pathogenesis of significant neurodegenerative and neuro - orphan diseases (TDP - 43 and alpha - synuclein) ▪ ACI - 24 in DS: Completed recruitment for low - dose cohort of participants in a Phase 1 trial targeting Alzheimer's disease - like characteristics in individuals with Down syndrome Developed under out - licensing agreements with 1 Genentech/Roche; 2 Janssen

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 18 Highlights and achievements 2017/18 Pre - clinical stage programs supporting ACIU’s Precision Medicine approach ▪ A - synuclein - PET tracer 1 : Discovered potentially first selective alpha - synuclein positron emission tomography (PET) tracer for Parkinson’s disease ▪ Tau Morphomers ( AD): Selected Tau small molecules (Tau Morphomers) have entered into IND/CTA * enabling studies; Phase 1 to commence by the end of 2018 ▪ Tau - PET imaging agent in AD 2 : Encouraging pre - clinical and Phase 1 data with favorable kinetics and densitometry; specific binding to different Tauopathies Developed under collaboration agreement with 1 Biogen; 2 Piramal Healthcare

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 19 AC Immune: Finance Joerg Hornstein CFO

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 20 Key financial data Financial overview (all figures in CHF millions, except for share and per share data) Twelve months ended December 31, 2017 Twelve months ended December 31, 2016 Income statement Revenues 20.3 23.2 R&D expenses (32.7) (25.8) G&A expenses (10.1) (7.9) IFRS (Loss) for the period (26.4) (7.1) IFRS EPS – basic and diluted 1 (0.46) (0.14) Non - IFRS Adjustments 1 5.8 (2.1) Non - IFRS (Loss) for the period 1 (20.6) (9.2) Non - IFRS EPS – basic and diluted 1 (0.36) (0.18) As of Balance sheet December 31 , 2017 De cember 31, 2016 Cash and cash equivalents 124.4 152.2 Total shareholder’s equity 116.8 142.4 1 Adjustments are comprised of non - cash share based compensation totaling CHF 1.6 million and 1.3 million, respectively, and foreign currency remeasurement losses/(gains) totaling CHF 4.2 million and (CHF 3.4 million), respectively

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 21 Pipeline & Catalysts for 2018/19

Broad and robust pipeline in neurodegenerative diseases

Driven by proprietary technology platforms for sustained growth

	Product candidate	Target	Partner	Discovery	Pre-clinical	Phase 1	Phase 2	Phase 3
Alzheimer's disease	**Crenezumab** (anti-Abeta antibody)	Abeta	Genentech (A Member of the Roche Group)	AD treatment				
	Prevention trial (API-ADAD) Colombian population	Abeta		AD prevention				
	ACI-24 (anti-Abeta vaccine)	Abeta		AD treatment				
	ACI-35 (anti-pTau vaccine)	Tau	Janssen	AD treatment				
	Anti-Tau antibody	Tau	Genentech (A Member of the Roche Group)	AD treatment				
	Morphomer Tau (Tau inhibitor, small molecule)	Tau		AD treatment				
Non-AD Neuro-orphan	**ACI-24** (anti-Abeta vaccine)	Abeta		Down sydnrome[1]				
	Morphomer Abeta (Abeta inhibitor, small molecule)	Abeta		Glaucoma				
	Morphomer a-syn (a-synuclein inhibitor, small molecule)	a-synuclein		Parkinson's				
	Anti-a-syn antibody	a-synuclein						
	Anti-TDP-43 antibody	TDP-43						
Diagnostics	**Tau-PET tracer**[2]	Tau	Piramal Healthcare	AD and PSP				
	IVD[3] (Tau, Abeta)	Abeta/Tau		AD				
	a-syn-PET tracer	a-synuclein	Biogen	Parkinson's				

■ Biologics ■ Small molecules ■ Diagnostics

[1]AD and cognitive impairment associated with Down syndrome; [2]Positron emission tomography; [3]*in-vitro* diagnostics

NASDAQ: ACIU | AGM | July 6, 2018
© 2018 AC Immune. Not to be used or reproduced without permission.
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AC Immune

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 23 Successful delivery of s trategy with multiple near - term catalysts for 2018/19 Data read - outs Study initiations ▪ ACI - 24 in AD Phase 2 recruitment in 2018 ▪ ACI - 35 next phase of development based on Phase 1b data and scientific advice in 2018 ▪ Morphomer Tau start of Phase 1 ▪ Tau - PET tracer longitudinal study in 2018 ▪ a - synuclein - PET tracer start of Phase 1 in H2 2018 ▪ ACI - 24 in AD Phase 1/2a (safety data) reported in Q1 2018 ▪ ACI - 35 in AD Phase 1b reported in Q1 2018 ▪ ACI - 24 Phase 1b in DS interim data in 2018 ▪ Morphomer Tau IND enabling studies in 2018 ▪ a - synuclein PET tracer IND enabling studies in H1 2018 ▪ a - synuclein antibodies lead selection in 2018 ▪ TDP - 43 antibodies lead selection in 2019

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 24 AC Immune: People & Values

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 25 Statistics HR statistics as of December 2017 ▪ 19 nationalities spread over the world ▪ More than 20 spoken languages ▪ Equally treatment of salaries between male and female ▪ Gender balance: 55% female vs. 45% male ▪ Large spectrum of age: from 23 up to 67 years with an average of 39.5 years ▪ ~ 90 employees ▪ 47 with Ph.D.’s ▪ 28 with M.Sc . Degrees ▪ Employee retainment ▪ 13 employees more than 10 years ▪ 13 employees between 5 and 10 years Strong diversity Highly qualified Staff

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 26 ENTRE - PRENEURSHIP is our attitude AC Immune values OPERATIONS MANAGEMENT we keep AC Immune rolling INNOVATION we create and innovate LEADERSHIP we make it happen COMMUNICATION we know we will get there PASSION TO WIN we will find a way TEAM SPIRIT we grow together MODESTY we have the power to serve WE MAKE IT HAPPEN

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 27 Strategic outlook

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 28 Strategy for value creation EVOLVE strategy and capture upside by developing late stage assets in - house CONTINUE to leverage our dual platform technologies to efficiently advance commercially viable product candidates EXPAND into other neurodegenerative and neuro - orphan diseases ▪ Potential for streamlined regulatory pathway and favourable pricing / reimbursement INVEST to further build leadership in neurodegenerative diseases ▪ Accelerate diagnostic portfolio ▪ Pursue research in neuroinflammation ▪ Explore new targets

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 29 Agenda items and proposals of the Board of Directors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 30 Agenda 1. Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2017 2. Appropriation of Loss 3. Discharge of the Members of the Board of Directors and the Executive Committee 4. Compensation for the Members of the Board of Directors and the Executive Committee 5. Election of the Members of the Board 6. Election to the Compensation, Nomination & Corporate Governance Committee 7. Re - election of the independent proxy 8. Election of the Auditors 9. Extension of Authorization for Share Capital Increase

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 31 Agenda item 1 ▪ The Board proposes to approve the Annual Report, the Annual Statutory Financial Statements and the Financial Statements under IFRS of AC Immune SA for the year 2017, and to take note of the Reports of the Auditors . Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2017

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 32 Agenda item 2 ▪ The Board of Directors proposes that the net loss of the year 2017 in the amount of KCHF 25’868 is added to the loss brought forward of KCHF 32’558 resulting in a reduced new balance of loss brought forward of KCHF 58’426. Under IFRS accounting principles, the net loss for the business year 2017 amounted to KCHF 26’411. Appropriation of Loss

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 33 Agenda item 3 ▪ The Board proposes that the members of the Board and the Executive Committee are discharged from their liabilities for their activities in the financial year 2017 . Discharge of the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 34 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 35 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.a Vote on Total Non - Performance - Related Compensation for Members of the Board of Directors from 1 July 2018 to 30 June 2019 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related compensation for the members of the Board of Directors covering the period from 1 July 2018 to 30 June 2019, i.e., CHF 547’000 (cash base compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 36 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.b Vote on Equity for Members of the Board of Directors The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Board of Directors from 1 July 2018 to 30 June 2019 with maximum value of CHF 515’000 (equity or equity linked instruments value plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 37 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.c Vote on Total Non - Performance - Related Compensation for Members of the Executive Committee from 1 July 2018 to 30 June 2019 The Board of Directors proposes that shareholders approve the total maximum amount of non - performance - related cash compensation for the members of the Executive Committee from 1 July 2018 to 30 June 2019, i.e., CHF 1’807’000 (cash base compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 38 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2018 The Board of Directors proposes that shareholders approve the total maximum amount of variable compensation for the members of the Executive Committee for the current year 2018, i.e., CHF 799’000 (cash compensation plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 39 Agenda item 4 ▪ The Board of Directors proposes to hold the following separate votes on the non - performance - related and the variable compensation of the Board of Directors and the Executive Committee: 4.e Vote on Equity for Members of the Executive Committee The Board of Directors proposes that shareholders approve the maximum grant of equity or equity linked instruments for the members of the Executive Committee from 1 July 2018 to 30 June 2019 with maximum value of CHF 2’527’000 (equity or equity linked instruments value plus social security costs). Compensation for the Members of the Board of Directors and the Executive Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 40 Agenda item 5 ▪ The Board of Directors proposes the re - election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann , Friedrich von Bohlen, Andrea Pfeifer, Detlev Riesner , Thomas Graney and Douglas Williams as well as the election of Werner Lanthaler as members of the Board of Directors, each until the end of the next ordinary General Meeting. As Detlev Riesner has exceeded the general age limit of 75 years foreseen in the Articles of Association, his election therefore requires an exception by the Shareholders' Meeting . Election of the Members of the Board

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 41 Dr. Werner Lanthaler

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 42 Dr. Werner Lanthaler ▪ CEO of Evotec AG since 2009 ▪ Previously served as: ▪ CFO Intercell AG ▪ Director of the Federation of Austrian Industry ▪ Non - executive member of the Board of directors of arGEN - X ▪ Member of Supervisory Board of Topas Therapeutics

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 43 Agenda item 5 ▪ The Board of Directors proposes the re - election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann , Friedrich von Bohlen, Andrea Pfeifer, Detlev Riesner , Thomas Graney and Douglas Williams as well as the election of Werner Lanthaler as members of the Board of Directors, each until the end of the next ordinary General Meeting. As Detlev Riesner has exceeded the general age limit of 75 years foreseen in the Articles of Association, his election therefore requires an exception by the Shareholders' Meeting . 5.a Re - election of Martin Velasco as member and Chairman of the Board of Directors 5.b Re - election of Peter Bollmann 5.c Re - election of Friedrich von Bohlen 5.d Re - election of Andrea Pfeifer 5.e Re - election of Detlev Riesner , including granting an exception to the age limit 5.f Re - election of Tom Graney 5.g Re - election of Douglas Williams 5.h Election of Werner Lanthaler Election of the Members of the Board

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 44 Agenda item 6 ▪ The Board of Directors proposes the re - election of Martin Velasco, Tom Graney and Douglas Williams as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next ordinary General Meeting . 6.a Re - election of Tom Graney 6.b Re - election of Martin Velasco 6.c Re - election of Douglas Williams Election to the Compensation, Nomination & Corporate Governance Committee

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 45 Agenda item 7 ▪ The Board of Directors proposes that Bugnion Ballansat Ehrler , represented by Gérald Virieux , avocat , rue de Rive 6, case postale 3143, CH - 1211 Geneva 3 shall be re - elected as the independent proxy of the Company until the end of the next ordinary General Meeting. Re - election of the independent proxy

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 46 Agenda item 8 ▪ The Board of Directors proposes to elect PricewaterhouseCoopers SA, in Pully , for a term of office of one year. Election of the Auditors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 47 Share Capital Increase Joerg Hornstein CFO

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 48 Background Rationale Agenda item 9: Share Capital Increase ▪ Shareholder approval is required under Swiss law for a company to increase its share capital ▪ Previous timeline for increase of authorized capital expired on 20 October 2017 and existing authorization for the two ordinary capital increases expires on July 27, 2018 ▪ Funding alternatives for ACIU are represented by additional collaboration arrangements, capital raises or a combination of both Example process for a potential equity offering ▪ Preserve subscription rights of existing shareholders while minimizing potential market risk (share price pressure) at the same time Process ▪ Tranche 1: Share Capital Increase for Institutional Investors ▪ Aim for a subscription period of 1 business day in order to avoid long durations of market exposure that could result in pressure on our share price ▪ Tranche 2: Share Capital Increase for Current Shareholders ▪ Allows existing shareholders to subscribe shares at identical terms and conditions as tranche 1 ▪ Aim for a subscription period of 6 business days

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 49 Agenda item 9 ▪ The Company's Extraordinary Shareholders' Meeting of 27 April 2018 authorized the Board of Directors to increase the share capital of the Company by 26 July 2018. The Board proposes to extend such authorization for another three months by adopting the following resolution, the content of which is identical to the resolution approved at the Extraordinary Shareholders' Meeting of 27 April 2018. This extension shall replace the previous resolution authorization granted at the Extraordinary Shareholders' Meeting of 27 April 2018 and shall become effective upon expiration of the three - month period to implement the initial resolution if and to the extent such initial resolution has not been implemented. Extension of Authorization for Share Capital Increase

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 50 Agenda item 9a a) the share capital of the Company is increased by way of an ordinary increase by up to CHF 170'000 by issuing up to 8'500'000 registered shares with a nominal value of CHF 0.02 each ; b) the pre - emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall be entitled to publish the subscription price by electronic media including press release and e - mail and to limit the subscription period to one business day; any new shares not subscribed shall be allocated by the Board of Directors at its discretion ; c) the technical issuance price of the new shares to be paid in cash shall be determined by the Board of Directors ; d) the new shares are entitled to dividends for the business year starting 1 January 2018 ; e) the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association ; f) the stamp duty shall be paid by the Company; and g) the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register. Share Capital Increase for Institutional Investors

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 51 Agenda item 9b a) the share capital of the Company is increased by way of an ordinary increase of by up to CHF 30'000 by issuing up to 1'500'000 registered shares with a nominal value of CHF 0.02 each ; b) the pre - emptive rights of the shareholders for the newly issued registered shares shall be preserved; the Board of Directors shall credit each shareholder with a corresponding number of non - tradable subscription rights with identical terms as offered to institution investors in the ordinary share capital increase resolution resolved today. Such subscription rights may be exercised during a subscription period of at least six business days; any new shares not subscribed shall be allocated by the Board of Directors at its discretion in first priority to current shareholders; c) the technical issuance price of the new shares to be paid in cash shall be determined by the Board of Directors ; d) the new shares are entitled to dividends for the business year starting 1 January 2018 ; e) the new shares are subject to the transfer restrictions as outlined in article 4 of the Articles of Association ; f) the stamp duty shall be paid by the Company; and g) the Board of Directors is authorized and instructed to implement and register this capital increase with the competent commercial register . Share Capital Increase for Current Shareholders

© 2018 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | AGM | July 6, 2018 52 We thank you for coming and your continued support .